EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Fiscal Year Ended December 31,				Three Months Ended December 31,	Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005	2005

Earnings (in thousands)	$(23,548)	$(14,337)	$(8,117)	$(13,344)	$(1,172)	$(9,142)

Combined Fixed Charges and Preferred Dividends (in thousands)	$70	$130	$3,482	$1,315	$87	$557

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(336.22)	(110.00)	(2.33)	(10.15)	(13.43)	(16.42)

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$23,618	$14,467	$11,599	$14,658	$1,260	$9,699